Exhibit 99.1

Segment	Project/Subnational Political Jurisdiction	Resource/Extraction Method	Governmental Recipient/Country	Payment Type	Payment Amount (in USD)	Fiscal Year
(1)	(1)	Natural gas/Well	Internal Revenue Service/United States	Federal Income Tax	$82,220,000	2024
(1) The United States Federal Government levies income taxes at the ONEOK, Inc. level rather than on a per project basis.

Total Payments
Federal Income Tax	$82,220,000	2024
Total Payments to United States Federal Government	$82,220,000	2024